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                                                                      Exhibit 11

                    CALCULATION OF PRIMARY EARNINGS PER SHARE
            (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                          Three months ended
                                                June 30,
                                          1997            1996
                                          ----            ----
Weighted average common shares
and common share equivalents
outstanding                            26,452,555       23,138,433

Net income                            $     7,305      $     6,151

Earnings per share - primary and
fully diluted                         $       .28      $       .27